May 16, 2016

Dear Fellow Shareholder,

On behalf of your Board of Directors, I am providing a review of Northern Dynasty’s activities over the past year, and our expectations for the year ahead. Additional information can be found within the Company’s year end financial statements and online at www.sedar.com or www.northerndynasty.com.

Should you have questions concerning the proxy materials provided, please contact our Investor Relations personnel at 604 684 6365 or toll free at 1 800 667 2114.

For Northern Dynasty, like most companies active in the global mining sector, 2015 was yet another challenging year. Weak market conditions prevailed, as exhibited by flagging share prices, declining capital investment and sluggish M&A activity, as the industry suffered through the longest bear market in recent memory.

The better news is that the green shoots of recovery appear to be breaking through. Capital is finally being raised to fund good projects, M&A has returned, and the mining subsector has enjoyed a strong start to 2016. Your shares in Northern Dynasty have participated to some extent in this rally but I believe there is much more potential to reward your patience as our strategy unfolds.

As you know, Northern Dynasty holds a 100% interest in the Pebble Limited Partnership (PLP) and the Pebble Project. Pebble remains among the most valuable mineral properties ever discovered, including:

•

6.44 billion tonnes of measured and indicated resources grading 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum and 1.66 g/t silver containing 57 billion pounds of copper, 70 million ounces of gold, 3.4 billion pounds of molybdenum and 344 million ounces of silver; and

•

4.46 billion tonnes of inferred mineral resources grading 0.25% copper, 0.26 g/t gold, 222 ppm molybdenum and 1.19 g/t silver, containing 24.5 billion pounds of copper, 37 million ounces of gold, 2.2 billion pounds of molybdenum and 170 million ounces of silver.

By any measure, Pebble is world class – representing both the largest undeveloped copper resource and the largest undeveloped gold resource in the world.

More than $USD750 million has been invested to advance the Pebble Project. We have assembled an unparalleled database of environmental science and technical studies to support design and permitting of a world class mine. Just one measure of the value of that investment is that replicating the extensive drilling activity completed at Pebble to date would alone cost more than USD $200 million.

Northern Dynasty’s top operational focus over the past year has been to address the pre emptive regulatory action initiated by the US Environmental Protection Agency (EPA) under Section 404(c) of the Clean Water Act. As our shareholders and supporters know only too well, this has been an unprecedented and highly politicized process.

The good news is the legal, political and media strategies we spent the past year advancing on your behalf continue to gain traction. The Preliminary Injunction we won in 2014 barring EPA from taking any action to advance its 404(c) veto remains in place, and has been complemented by several other important legal victories.

The over arching objective of the multi prong strategy we are advancing to protect the Pebble asset is not to win a long, protracted fight. Rather, we seek to bring sufficient pressure and creative solutions to bear to achieve a mutually acceptable resolution with EPA. We remain confident we can achieve such an outcome, and that Pebble will soon be in a position to initiate permitting under the National Environmental Policy Act (NEPA) unencumbered by any extraordinary development restrictions.

Unfortunately, the cost of battling EPA has been steep. It has weight heavily on our share price and market capitalization. And it has challenged our attempts at re partnering the project after Anglo American’s departure. As shareholders, we have all suffered considerable dilution in order to defend this valuable asset. Your management and Board thought long and hard about the process necessary to defend our title and, after extensive consultation, determined that our only course of action was the multi prong strategy which involved litigation. While Management remains committed to the merits of this strategy, we are also very mindful of the costs of dilution and remind you that we too are significant shareholders who have never sold any shares.

Significantly, despite the abysmal market conditions, Northern Dynasty was successful in raising capital in 2015. Among our new shareholders are some of the world’s pre eminent mining sector investors and developers. As we advance toward a successful resolution of our impasse with EPA, we are incredibly appreciative of the support of all our shareholders, existing and new.

In parallel to our resolution efforts, Northern Dynasty continues to engage with major mining companies. While the market environment of the past several years has made the partnering process slower than we would have liked, there exists real and growing interest in Pebble. The unique Tier 1 nature of the resource and its location on US soil make it a highly attractive and desirable asset for partnering purposes.

Northern Dynasty is now pursuing an active program to qualify and secure a new major funding partner(s) with the technical and financial resources to advance the Pebble Project in a timely manner, and one that is as committed to environmentally and socially responsible mining as we are. Once re partnered, Pebble can be taken into federal and state permitting under NEPA in a normalized permitting process.

Overall we continue to make steady and significant progress. We believe the rule of law in America will prevail, and that Pebble will ultimately be judged by federal and state regulators and the people of Alaska on its scientific merits and on the basis of an Environmental Impact Statement – the backbone of an honest permitting process. Going forward we are optimistic that the future will be less about protecting your asset and more about advancing it.

There are several major milestones that lie ahead, in 2016 and beyond, that I believe offer the prospect of beginning to realize the true potential of the Pebble Project. You can be sure that we are working extremely hard to reward the considerable patience of our shareholders and supporters.

Northern Dynasty’s Annual General Meeting, to be held at 2 pm on June 16th at 1055 West Georgia Street, 15th floor, Vancouver Canada will provide another opportunity to discuss the Company’s goals for 2016. I look forward to speaking with you then.

Sincerely,

“Ronald Thiessen”
Ronald Thiessen
President and Chief Executive Officer